Exhibit 8.1

Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

July 15, 2014

Board of Directors

Beverly Financial, MHC

Beverly Bank

254 Cabot Street

Beverly, Massachusetts 01915

Gentlemen/Ladies:

This opinion is being delivered to you in connection with the proposed transactions pursuant to which Beverly Financial, MHC (the “MHC”) a Massachusetts-chartered mutual holding company for Beverly Bank (the “Bank”), a Massachusetts-chartered stock savings bank and wholly owned subsidiary of the MHC, will convert to a stock-form institution by merging into Beverly Financial, Inc. (the “Stock Holding Company”), a newly-created entity (the “Conversion”), pursuant to the Beverly Financial, MHC Plan of Conversion from Mutual Holding Company to Stock Holding Company and Stock Issuance adopted by the Board of Trustees of MHC on March 19, 2014, and will be amended on July 17, 2014 (the “Plan”).1 The Conversion and its component and related transactions are described in the Plan. We are rendering this opinion pursuant to Section 3.1 of the Plan.

In connection with the preparation of this opinion, we have examined and with your consent relied upon (without any independent investigation or review thereof) the following documents (including all exhibits and schedules thereto): (1) the Plan; (2) the Registration Statement of the Stock Holding Company filed with the Securities and Exchange Commission in connection with the Conversion and proposed sale of MHC common stock (the “Registration Statement”); (3) factual representations and certifications made to us by the MHC and the Bank (the “Tax Certificate”); (4) the letter received by the MHC from RP Financial, LC., stating their belief that the Subscription Rights do not have any ascertainable value and that the price at which the Subscription Rights are exercisable will not be more or less than the fair market value of the Conversion Shares on the date of the exercise (the “Subscription Rights Appraisal Letter”); (5) the letter received by the MHC from RP Financial, LC. stating their belief that the Stock Holding Company’s liquidation account and the benefit provided by the Bank’s liquidation account (supporting the payment of the Stock Holding Company’s liquidation account in the event the Stock Holding Company lacks sufficient net assets) (together, the “Liquidation Accounts”) do not have any economic value at the time of Conversion (the “Liquidation Accounts Appraisal Letter”); and (6) such other instruments and documents related to the formation, organization and operation of the parties to the Conversion as we have deemed necessary or appropriate.

Assumptions and Representations

In connection with rendering this opinion, we have assumed or obtained representations (and, with your consent, are relying thereon, without any independent investigation or review thereof, although we are not aware of any material facts or circumstances contrary to or inconsistent therewith) that:

[1]	Unless otherwise indicated, all capitalized terms shall have the meaning defined in the Plan. All section references are to the Internal Revenue Code of 1986, as amended (the “Code”), unless otherwise indicated.

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(A) All information contained in each of the documents we have examined and relied upon in connection with the preparation of this opinion is accurate and completely describes all material facts relevant to our opinion, all copies are accurate and all signatures are genuine. We have also assumed that there has been (or will be by the Effective Date of the Conversion) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof.

(B) The Conversion will be consummated in accordance with applicable laws of the Commonwealth of Massachusetts, the regulations of the Massachusetts Division of Banks and the Federal Reserve Board and other applicable laws and regulations.

(C) All representations, warranties, and statements made or agreed to by the MHC and the Bank and by their management, employees, officers, directors, and stockholders in connection with the Conversion and all related transactions, including, but not limited to, (i) those set forth in the Plan, (ii) those set forth in the Registration Statement, and (iii) those set forth in the Tax Certificate, are, or will be, true, complete and accurate at all relevant times.

(D) The Conversion and all related transactions will be consummated as described in the Plan and the Registration Statement.

Opinion – U.S. Federal Income Tax Consequences

Based upon and subject to the assumptions and qualifications set forth herein, we are of the opinion that for federal income tax purposes, under current law:

(1) The Conversion will constitute a reorganization under Code section 368(a)(1)(F) and therefore none of the MHC, the Stock Holding Company or the Bank will recognize gain or loss as a result of the Conversion (§361(a)).

(2) Assuming that, for the reasons described herein, an interest in the Liquidation Accounts has no value, no gain or loss will be realized or recognized by the Eligible Account Holders or the Supplemental Eligible Account Holders upon the distribution to them of such rights in the Liquidation Accounts pursuant to the Conversion and the basis of the Eligible Account Holders or the Supplemental Eligible Account Holders in their interest in the Liquidation Accounts will be zero (§§ 1001, 1011, 1012).

(3) Assuming that, for the reasons set forth herein, the Subscription Rights have no value, no gain or loss will be recognized by the Eligible Account Holders, the Supplemental Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plan and Management upon the distribution, exercise or lapse of the Subscription Rights (§1001, Rev. Rul. 1956-2 C.B. 182).

(4) Assuming that, for the reasons set forth herein, the Subscription Rights have no value, the basis to the Eligible Account Holders, the Supplemental Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plan and Management who purchase Conversion Stock pursuant to the Subscription Rights will be the amount paid therefor and the holding period of the Conversion Stock purchased pursuant to the exercise of the Subscription Rights will commence on the date on which the Subscription Right was exercised (§§ 1012, 1223(6)).

As noted above, the opinions set forth in (2), (3) and (4) are dependent on whether the Subscription Rights and the interest in the Liquidation Accounts are considered to have value at the time of the Conversion. We would emphasize that the value of the Subscription Rights (and, to a lesser extent, the interests in the Liquidation Accounts) is an inherently factual question.

With regard to opinion (2), we understand that an interest in the Liquidation Accounts is merely an inchoate interest unless a liquidation of (i) the Stock Holding Company and the Bank or (ii) the Bank, occurs at a time when they are solvent. We further understand that the regulatory authorities have

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rarely, if ever, approved a payment to attributable to a liquidation account. 2 Moreover, the Stock Holding Company and the Bank have represented to us that they have no plan for or expectation that either the Stock Holding Company or the Bank would be liquidated while solvent even in the unlikely event that such a liquidation were to be approved by the applicable regulatory authorities. Also, because the interest of the Eligible Account Holders and the Supplemental Eligible Account Holders in the Liquidation Accounts is non-transferable, it is virtually impossible to realize any speculative value that the Liquidation Accounts interest might have prior to an actual liquidation of the Stock Holding Company or the Bank while solvent. In addition, the interest of the Eligible Account Holders and the Supplemental Eligible Account Holders in the Liquidation Accounts is subject to reduction to the extent that they make withdrawals from their withdrawable deposit account, and any such reduction in that interest is not subject to restoration as the result of any subsequent deposits to that account. Given the nature and purpose of most deposit accounts, it is likely over time that the interests of most of the Eligible Account Holders and the Supplemental Eligible Account Holders in the Liquidation Accounts will be reduced or even eliminated. Moreover, the MHC has received the Liquidation Accounts Appraisal Letter to the effect that the Company’s liquidation account and the benefit provided by the Bank’s liquidation account supporting the payment of the Company’s liquidation account in the event the Company lacks sufficient net assets do not have any economic value at the time of Conversion.3 Based on these factual considerations, although there can be no assurance that the Internal Revenue Service (the “IRS”) will not contend otherwise, it is in our view reasonable to conclude that an interest in the Liquidation Accounts has no value. To the extent that the Liquidation Accounts are subsequently determined to have an economic value, the Eligible Account Holders and the Supplemental Eligible Account Holders could have taxable gain to the extent of such ascertainable value as of the date of the Conversion.

With respect to opinions (3) and (4), we understand that the issuance of the Subscription Rights is required by 209 CMR 33.05(3) as a step which must be followed in converting from the mutual form to the stock form and that the MHC and the Bank do not intend that the Subscription Rights have any value. In this regard, the Subscription Rights will be of limited duration, are granted at no cost to the recipients, are non-transferable, and only entitle the recipients to purchase the Conversion Stock at the price established for the Offering (which, in accordance with applicable regulations of the Office of the Commissioner of Banks of the Commonwealth of Massachusetts, must be based upon the independently appraised fair market value of the Conversion Stock and represents the Stock Holding Company’s good faith judgment at the time of the Conversion as to the value of the Conversion Stock).

[2]	Indeed, at page 26 of its brief in York v. Federal Home Loan Bank Board, 624 F,2d 495 (4th Cir. 1980), cert, denied, 449 U.S. 1043, the Federal Home Loan Bank Board (the federal regulatory authority applicable at that time to savings and loan institutions) stated:

Throughout its history- the Bank Board has never approved the voluntary dissolution of an active, profitably operating federal association and there is no possibility of such approvals being given in the future . . . . Under absolutely no circumstances would the Bank Board ever allow the voluntary dissolution of a federal association simply to give either its stockholders or its depositors a share in the liquidation surplus. (Emphasis in original.)

[3]

Consistent with this position, the United States Supreme Court, as well as other courts, have concluded that similar liquidation accounts had no meaningful value. See, e.g., Paulsen v. Commissioner, 105 S. Ct. 627 (1985) (incremental value attributable to the equity feature was practically, zero), Society for Savings v. Bowers, 349 U.S. 143 (1955) (theoretical value of liquidation account reduced almost to the vanishing point), York v. Federal Home Loan Bank Board, 624 F.2d 495 (4th Cir.) (concluding that a depositor's only "actual" rights are as a creditor of the institution for the balance in his deposit account), and Washington Fed. S&L v. Federal Home Loan Bank Board, 526 F. Supp. 343, 400 n.50 (N.D. Ohio 1981) (stating in effect that depositors of a mutual savings and loan association have no rights other than as creditors of the association).

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Moreover, the MHC has received the Subscription Rights Appraisal Letter to the effect that the Subscription Rights do not have any ascertainable value and the price at which the Subscription Rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise. Under these circumstances, although there can be no assurance that the IRS will not contend otherwise, it is in our view reasonable to conclude that the Subscription Rights will not be considered to have value at the time distributed.

If, however, the Subscription Rights were nevertheless determined to have value at the time of the Conversion, the federal income tax consequences to the recipients would depend upon whether or not that value were ascertainable at the time of distribution. Because the Subscription Rights are non-transferable rights of a short duration and because the number of shares that can be acquired and the price to be paid can be determined with certainty only after the subscription period expires, we are of the view that even if the Subscription Rights were determined to have value at the time of issuance, that value would be considered unascertainable at that time. Cf. Treas. Reg. § 1.83-7. Assuming that to be the case, to the extent the Eligible Account Holders, the Supplemental Eligible Account Holders, the Tax-Qualified Employee Stock Benefit Plan and Management do not exercise Subscription Rights, they should not incur tax consequences as a result of the receipt of those Subscription Rights, even if the Subscription Rights were determined to have some unascertainable value at the time of issuance. See Baumer v. United States, 580 F.2d 863 (5th Cir. 1978); cf. Treas. Reg. § 1.83-7(a); § 1.421-6(d). However, under such circumstances, the Eligible Account Holders, Supplemental Eligible Account Holders, the Tax-Qualified Employee Stock Benefit Plan and Management who exercise Subscription Rights may recognize ordinary income at the time of exercise in an amount equal to the value of the Subscription Rights at the time of exercise (which could be equal to the difference between the fair market value of the Conversion Stock acquired and the exercise price). Id.

In addition to the assumptions set forth above, this opinion is subject to the exceptions, limitations and qualifications set forth below:

(1) This opinion represents and is based upon our best judgment regarding the application of relevant current provisions of the Code and interpretations of the foregoing as expressed in existing court decisions, administrative determinations (including the practices and procedures of the IRS in issuing private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives such a ruling) and published rulings and procedures all as of the date hereof. An opinion of counsel merely represents counsel’s best judgment with respect to the probable outcome on the merits and is not binding on the IRS or the courts. There can be no assurance that positions contrary to our opinions will not be taken by the IRS, or that a court considering the issues would not hold contrary to such opinions. None of the MHC, the Stock Holding Company nor the Bank has requested a ruling from the IRS (and no ruling will be sought) as to any of the federal income tax consequences addressed in this opinion. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the opinion expressed herein. Nevertheless, we undertake no responsibility to advise you of any new developments in the law or in the application or interpretation of the federal income tax laws after the Effective Date.

(2) This letter addresses only the specific tax opinions set forth above. This letter does not address any other federal, state, local or foreign tax consequences that may result from the Conversion or any other transaction (including any transaction undertaken in connection with the Conversion).

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(3) Our opinion set forth herein is based upon the description of the contemplated transactions as set forth in the Plan and the Registration Statement. If the actual facts relating to any aspect of the transactions differ from this description in any material respect, our opinion may become inapplicable. No opinion is expressed as to any transaction other than those set forth in the Plan and the Registration Statement or to any transaction whatsoever, including the Reorganization, if all the transactions described in the Plan and the Registration Statement are not consummated in accordance with the terms of the Plan and without waiver or breach of any material provision thereof or if all of the representations, warranties, statements and assumptions upon which we relied are not true and accurate at all relevant times. In the event any one of the statements, representations, warranties or assumptions upon which we have relied to issue this opinion is incorrect, our opinion might be adversely affected and may not be relied upon.

This opinion letter has been provided for your use in connection with the Registration Statement. We hereby consent to the use of the opinion letter as an exhibit to the Registration Statement and to the use of our name in the “The Conversion and Plan of Distribution - Material U.S. Federal Income Tax Consequences of the Conversion” and “Legal Matters” sections of the Registration Statement. In giving the consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Sincerely yours,

/s/ Hogan Lovells US LLP

Hogan Lovells US LLP